# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hub Cyber Security Ltd., CIK 0001905660
CUSIP: M6000J184
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 2 KAPLAN ST., 2 KAPLAN ST., TEL AVIV, Israel (L3), 6473403
Date of event which requires filing of this statement: 05/18/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001376474-26-000396
Filed by CIK 0002136450

## Reporting persons
- Wang Andre: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 200,000; sole dispositive power 200,000; aggregate amount beneficially owned 200,000 (15.6% of the class)

## Item 1. Issuer
Name of issuer: Hub Cyber Security Ltd.
Address of issuer's principal executive offices: 2 KAPLAN ST., 2 KAPLAN ST., TEL AVIV, ISRAEL, 6473403.

## Item 2. Person Filing
Name of person filing: Andre Wang
Address of principal business office or, if none, residence:
87 E Commonwealth Ave Unit 3A
Alhambra, CA 91801
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 200,000
Percent of class: 15.6
Sole power to vote or to direct the vote: 200,000
Sole power to dispose or to direct the disposition: 200,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Wang Andre: /s/ Wang Andre, Individual (05/28/2026)